UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Altshuler Shaham Goes Live with Sapiens ALIS

Sapiens completes the greenfield life project in eleven months and provides Altshuler with a unique sales channel for policies

Holon, Israel – June 11, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the successful go-live of Sapiens ALIS at Altshuler Shaham – a leading Israeli investment house.

With insurance regulations encouraging new companies to diversify the life insurance market, Altshuler Shaham recognized the opportunity, opting to launch a greenfield life insurance operation offering investment and risk products. The investment house is offering end-to-end life insurance processing, from the initial sale through ongoing management.

Altshuler Shaham’s decision to enter this new market and implement Sapiens ALIS, a core policy administration solution supporting the complete policy lifecycle, was based on Sapiens’ deep knowledge of the insurance market, its proven solution and wealth of experience managing long-term investment products.

The Sapiens system’s full compliance with local regulations and legislation, and the collaboration between Sapiens and Altshuler Shaham personnel on the definition of workflows and procedures, led to the completion of the project in only eleven months. Sapiens provided interfaces for internal and external systems, to enable Altshuler Shaham to merge this core system with existing systems.

Altshuler Shaham is now benefitting from an online, digital sales channel for policies – this new distribution channel is unique in the industry and has expedited the firm’s sales process.

“Entering as a new player to the life insurance market, it was important for us to team with a proven partner that would act as a trusted advisor, offer best practices and guidance, and equip us with the most modern technology,” said Yair Lowenstein, CEO of Altshuler Shaham Insurance Company Ltd. “Sapiens’ expertise and experience enabled us to go-live within eleven months.”

“Altshuler Shaham’s vote of confidence in Sapiens ALIS and people is appreciated and we look forward to playing a key role in helping the investment firm continue its rapid growth trajectory,” said Roni Al-Dor, Sapiens’ president and CEO. “We are always pleased to introduce our clients to new verticals, so they can obtain new customers and increase their revenue streams.”

About Altshuler Shaham

The Altshuler Shaham Group, founded by Kalman Shaham and Gilad Altshuler, is a leading Israeli firm in the field of asset management. Since 1990, it has specialized in the management of portfolios and mutual, provident and pension funds. The Group currently manages approximately 70 billion NIS, and provides a wide range of services to its institutional and private investors. Altshuler Shaham`s creative, professional and cautious approach, coupled with an innovative investment strategy, has established Altshuler Shaham as a leading asset management brand in the Israeli market. For more information: www.invest-as.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: June 11, 2015